FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of June 30, 2007 and 2008 are as follows:

Assets	2007 ThU.S.$	2008 ThU.S.$

Current assets	1,729,990	2,173,729
Property, plant and equipment	6,139,491	6,561,605
Other assets	92,720	121,580

Total assets	7,962,201	8,856,914

Liabilities and Shareholders’ Equity	2007 ThU.S.$	2008 ThU.S.$

Current liabilities	695,249	861,773
Long-term liabilities	2,356,615	2,459,933
Minority interest	11,947	68,693
Shareholders’ equity	4,898,390	5,466,515

Total liabilities and shareholders’ equity	7,962,201	8,856,914

Total assets increased by 11.2%, or U.S.$895 million, from June 30, 2007 to June 30, 2008. This increase is mainly attributable to an increase in property, plant and equipment, inventories, trade accounts receivable, marketable securities and investments in related companies.

Total liabilities increased by U.S.$270 million from June 30, 2007 to June 30, 2008. This increase is mainly attributable to a net increase in bank liabilities of U.S.$350 million and an increase in deferred tax of U.S.$59 million, which was partially offset by a decrease in income tax of U.S.$24 million and bonds of U.S.$131 million.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Ratio Analysis of the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	06/30/2007	12/31/2007	06/30/2008

Current ratio	2.49	3.07	2.52
Acid ratio	1.40	1.77	1.44

The liquidity ratio in the current period represents an increase in current assets, due to a decrease in the short-term public debt and an increase in inventory, and accounts receivables partially offset by an increase in bank liabilities.

The increase in the current acid ratio from 2007 to 2008 is attributable to an increase in current assets due to higher trade accounts receivables, marketable securities and lower balance of bonds, offset by an increase in bank liabilities.

Debt indicators	06/30/2007	12/31/2007	06/30/2008

Debt to equity ratio	0.62	0.58	0.61
Short-term debt to total debt	0.23	0.20	0.26
Long-term debt to total debt	0.77	0.80	0.74
Financial expenses covered	5.72	5.83	6.20

The debt ratio was 0.62 and 0.61 at June 30, 2007 and June 30, 2008, respectively.

Current liabilities increased modestly from 23% of total liabilities at June 30, 2007 to 26% of total liabilities at June 30, 2008. The increase is attributable to a higher proportional increase in current liabilities.

The ratio of financial expenses covered increased from 5.72 points in 2007 to 6.20 points in 2008. The increase is attributable to a higher increase in profits related to financial expenses.

Operational ratios	06/30/2007	12/31/2007	06/30/2008

Inventory turnover	1.35	2.79	1.36
Inventory turnover (excluding forests)	2.07	4.51	2.16
Inventory permanence (days)	132.96	129.01	132.02
Inventory permanence (excluding forests)	87.15	79.87	83.25

The ratio of inventory turnover increased from 1.35% at June 30, 2007 to 1.36% points at June 30, 2008. For this reason, the inventory permanence ratio decreased during the period ended June 30, 2008.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Ratio Analysis of the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	06/30/2007 ThU.S.$	12/31/2007 ThU.S.$	06/30/2008 ThU.S.$

Pulp	825,522	1,729,860	969,188
Sawn timber, cut wood, plywood and fiber panels	758,477	1,647,846	871,632
Forestry products	36,218	81,778	48,265
Other	68,510	116,248	75,817

Total operating income	1,688,727	3,575,732	1,964,902

Operating costs	06/30/2007 ThU.S.$	12/31/2007 ThU.S.$	06/30/2008 ThU.S.$

Timber	231,112	529,324	284,755
Forestry work	145,145	311,896	192,659
Depreciation	112,705	238,851	111,887
Other costs	400,815	857,969	501,829

Total operating costs	889,777	1,938,040	1,091,130

Analysis of Operating Income

Operating income includes net income of U.S.$507 million in 2008 compared to U.S.$510 million in 2007, a decrease of U.S.$4 million, primarily due to an increase in sales revenue consisting of higher volume and prices, which was partially offset by an increase in costs of sales and administration and sales expenses, principally for freight expenses.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$78 million in 2007, compared to U.S.$56 million in 2008. The change was primarily caused by an increase in non-operating loss as described in the following table:

Item	Million U.S.$

Other non-operating income	1
Financial expenses	5
Other non-operating expenses	(3)
Exchange difference	13
Others net	6

Decrease non-operating loss	22

The increase in the exchange difference is principally due to a strong depreciation of the dollar against the Chilean peso and the Euro, currency in which the Company owns financial investments.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Ratio Analysis of the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	06/30/2007	12/31/2007	06/30/2008

Equity yield	7.51	13.58	6.84
Asset performance ratio	4.57	8.46	4.21
Operating asset ratio	6.82	12.42	6.11
Income per share (U.S.$)	3.06	6.15	3.13
EBITDA *	646,070	1,303,310	654,790
Income after tax (ThU.S.$)	343,989	692,691	353,794

* Earnings before income tax, interest, depreciation, amortization and extraordinary items.

Operational income ThU.S.$	510,419	1,008,562	507,306
Financial expenses ThU.S.$	(92,059)	(180,771)	(86,994)
Non-operating expenses ThU.S.$	(77,757)	(139,134)	(55,419)

3.	MARKET SITUATION

Pulp

During the first half of 2008 the sales objectives for long and short pulp fiber were fulfilled.

It should be noted that the supply problems of raw materials that many of our competitors in the short pulp fiber industry faced contributed to moderate and succesive price increases throughout the period.

During this period the long pulp fiber material market showed itself comparatively weaker due to the increase in the supply of the product, a situation derived from different producers intensifying their production of long pulp fiber at the expense of short pulp fiber due to the supply shortage of raw materials mentioned above.

We expect that the outlook for the pulp market for the second half of 2008 will depend on the performance of the global economy and the impact it will have in the pulp market and other commodities.

It is foreseeable that the second half of 2008 will present a more negative scenario, as the close of the first half of 2008 saw an increase in the pulp inventory levels of paper companies, which we expect will have a bearing on demand in the months ahead. Another element that could negatively affect the market is the eventual closure of paper companies as a result of the continued increase in production costs and the excess supply of paper in some markets.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Ratio Analysis of the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Wood

The situation of the furniture and construction market in the Unites States has not changed in the second quarter of this year. The construction of new homes is still low, hovering around levels of one million homes per year, compared to two million home starts two years ago. There is still a signficiant amount of new, unsold homes, which we expect will hinder the recovery of this sector for the remaining portion of this year.

This situation is affecting negatively the sales volume of molding and wood compared to the previous year. Nevertheless, significant reduction in the supply of molding from Chile and Brazil has allowed for the recovery of prices.

During the second quarter of this year a greater availability of wood has been reported, especially in Europe. This has resulted in a drop in the price of wood in Europe, the Middle East and North Africa. Also, the charter fees of wood break bulk to the Middle East have increased sharply, resulting in a decrease in the profitability of the destination.

In Asia, the demand and supply situation is more balanced and has resulted in an improvement in prices.

Panels

During the second quarter of 2008, sales from Paneles de Arauco grew 29% (measured in dollars) compared to the second quarter of 2007. These results present a growth in the first half of 2008 of 25% in turnover compared to the same period in 2007, without taking into account the sale of energy to other businesses of the company, as well as the Interconnected Central System.

The demand for AraucoPLY (plywood) remains high in the markets we operate in, which as regards prices, has made possible improving our returns 13% compared to June 2007.

In regards to panels used for furniture (Trupan, Faplac y Cholguan), they have reinstated their commercial operations in Asia with the objective of keeping the inventories of the factories under control due to the large supply available in Latin America.

In the case of Truchoise (MDF), despite the Sub Prime crisis, it has been possible to increase prices, due to a decrease in the available supply of moldings from MDF, as well as Finger Joint.

At the production level, all the factories are currently operating as anticipated.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Ratio Analysis of the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	06/30/2007 ThU.S.$	12/31/2007 ThU.S.$	06/30/2008 ThU.S.$

Operating cash flow	521,371	1,029,042	347,840
Cash flow from financing activities	(175,649)	(188,764)	(79,665)
Cash flow from investment activities	(320,762)	(768,194)	(244,144)

Net cash flow for the period	24,960	72,084	24,031

We had a positive operating cash flow of U.S.$348 million compared to a U.S.$521 million for the same period in 2007, resulting from an increase in payments to suppliers and personnel, partially offset by higher revenue for sales.

Cash flow from financing activities at June 30, 2008 was a net expense of U.S.$80 million compared to a net expense of U.S.$176 million for the same period in 2007. This change resulted from a lower debt payment compared with the same period in 2007, partially offset by lower bank borrowings and bonds.

Cash flow from investment activities for this period was a lower net expense than for the same period in 2007, due principally to minor disbursements for purchases in property, plant and equipment.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2008, a relation between fixed rate debts and total consolidated debt of approximately 70,4%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Consolidated Balance Sheets June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
ASSETS	2007 ThU.S.$	2008 ThU.S.$

CURRENT ASSETS:
Cash	28,129	25,972
Time deposits	26,253	65,157
Marketable securities (note 3)	157,263	179,406
Trade accounts receivable (note 4)	523,857	705,430
Notes receivable	3,685	5,260
Other receivables	87,235	99,119
Notes and accounts receivable from related parties (note 18)	6,115	12,815
Inventories (note 5)	679,957	846,073
Recoverable taxes	80,554	61,201
Prepaid expenses	75,988	88,002
Other current assets	60,954	85,294

Total current assets	1,729,990	2,173,729

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	529,588	643,661
Forests	2,567,459	2,835,619
Buildings and other infrastructure	1,993,588	2,097,624
Machinery and equipment	2,842,991	2,961,578
Other	521,909	548,516
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(2,384,813)	(2,594,162)

Net property, plant and equipment	6,139,491	6,561,605

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	83,654	148,951
Investments in other companies	256	291
Goodwill (note 8)	5,125	3,041
Negative goodwill (note 8)	(57,825)	(89,534)
Long-term receivables	11,490	10,548
Intangibles	752	831
Amortization	(399)	(475)
Other (note 9)	49,667	47,927

Total other non-current assets	92,720	121,580

Total assets	7,962,201	8,856,914

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Consolidated Balance Sheets, continued June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2007 ThU.S.$	2008 ThU.S.$

CURRENT LIABILITIES:
Current bank borrowings (note 10)	152,955	289,469
Current portion of long-term bank borrowings (note 14)	29,397	174,549
Current portion of bonds (note 12)	135,376	34,852
Current portion of other long term liabilities	636	497
Dividends payable	203	228
Trade accounts payable	250,799	245,368
Notes payable	4,997	7,845
Sundry accounts payable	11,092	12,540
Notes and accounts payable to related companies (note 18)	5,668	11,175
Accrued liabilities (note 13)	52,196	50,237
Withholding taxes	21,020	24,581
Income tax payable	24,060	—
Deferred income	4,004	3,852
Deferred taxes	2,223	5,960
Other current liabilities	623	620

Total current liabilities	695,249	861,773

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	259,769	327,691
Bonds (note 12)	1,852,500	1,822,500
Sundry accounts payable	2,582	861
Accrued liabilities	29,276	34,476
Deferred tax liabilities (note 15)	167,381	222,961
Other long-term liabilities	45,107	51,444

Total long-term liabilities	2,356,615	2,459,933

Minority interest (note 23)	11,947	68,693

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,544,966	1,733,805
Retained earnings	2,653,979	3,025,310
Net income for the period	346,269	354,224

Total shareholders’ equity	4,898,390	5,466,515

Total liabilities and shareholders’ equity	7,962,201	8,856,914

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Consolidated Statements of Income June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
	2007 ThU.S.$	2008 ThU.S.$

OPERATING INCOME:
Sales revenue	1,688,727	1,964,902
Cost of sales	(889,777)	(1,091,130)
Gross profit	798,950	873,772
Administration and selling expenses	(288,531)	(366,466)

Operating income	510,419	507,306

NON-OPERATING INCOME:
Interest earned	11,509	12,208
Share of net income of related companies (note 7)	5,181	11,198
Other non-operating income (note 21)	9,148	10,268
Investment loss of related companies	—	(1,060)
Amortization of goodwill (note 8)	(1,454)	(93)
Interest expenses	(92,059)	(86,994)
Other non-operating expenses (note 22)	(12,095)	(15,474)
Price-level restatement (note 1)	(258)	(627)
Foreign currency exchange rate (note 1)	2,271	15,155

Non-operating loss	(77,757)	(55,419)

Income before taxes, minority interest and amortization of negative goodwill	432,662	451,887
Income taxes (note 15)	(88,673)	(98,093)
Income before minority interest and amortization of negative goodwill	343,989	353,794
Minority interest (note 23)	231	(2,340)
Income before amortization of negative goodwill	344,220	351,454
Amortization of negative goodwill (note 8)	2,049	2,770

Net income	346,269	354,224

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Statements of Consolidated Cash Flows June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
CASH FLOWS FROM OPERATING ACTIVITIES	2007 ThU.S.$	2008 ThU.S.$

Net income	346,269	354,224
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	121	363
Items affecting income not involving the movement of cash:
Depreciation	119,664	118,156
Amortization of intangibles	19	20
Write-offs and provisions	462	5,888
Profit from investments accounted for under the equity method	(5,181)	(11,198)
Interest loss of related companies	—	1,060
Amortization of goodwill	1,454	93
Amortization of negative goodwill	(2,049)	(2,770)
Net price level restatement	258	627
Foreign currency exchange rate	(2,271)	(15,155)
Others	47,426	53,136
Decrease (Increase) in current assets:
Clients and debtors	(15,948)	(163,310)
Inventory	(29,215)	(100,177)
Other current assets	(5,520)	53,837
Increase (Decrease) in current liabilities:
Suppliers and creditors	26,208	62,239
Interest payable	27,074	32,379
Provision for income taxes	8,524	(17,425)
Other current liabilities	4,076	(26,146)

Net cash flows from operating activities	521,371	345,841

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Statements of Consolidated Cash Flows, continued June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
	2007 ThU.S.$	2008 ThU.S.$

CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	564,078	459,809
Loans paid	(832,061)	(342,377)
Bonds issue	268,110	—
Dividends paid	(172,466)	(197,097)
Other	(3,310)	—

Net cash flow from financing activities	(175,649)	(79,665)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	362	1,295
Purchase of property, plant and equipment	(320,282)	(240,655)
Permanent investments	(163)	(2,353)
Capitalized interest paid	(704)	—
Other investments	25	(431)

Net cash flow from investment activities	(320,762)	(242,144)

Net cash flows from operating, investing and financing activities	24,960	24,032

Effect of inflation	5,177	(1,820)

Net decrease in cash and cash equivalents	30,137	22,212
Initial balance of cash and cash equivalents	184,296	267,229

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	214,433	289,441

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of June 30, 2007 and 2008 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

(a) Organization and basis of presentation, continued

	Interest of the Company as of June 30, 2008			Total June 30, 2007

Subsidiary company	Direct %	Indirect %	Total %	Total %

Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.98	99.98	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A.	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Florestal Arapoti S.A. (Brazil)	—	79.99	79.99	—
Arauco Forest Brazil S.A. (Ex-L.D. Forest Products S.A.) (Brazil)	42.93	57.06	99.99	99.99
Arauco Forest Products B.V. (The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	98.00	1.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	0.06	99.93	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Caif S.A. (Argentina)	—	—	—	99.99
Controladora de Plagas Forestales S.A.	—	61.17	61.17	61.17
Ecoboard S.A. (Argentina)	—	—	—	99.99
Ecoresin S.A. (Argentina)	—	—	—	99.99
Faplac S.A. (Argentina)	—	99.99	99.99	99.99
Flooring S.A. (Argentina)	—	99.99	99.99	60.00
Forestal Arauco Costa Rica S.A. (Costa Rica)	8.47	91.52	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0. 12	99.87	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.43	97.43	97.43
Forestal Concepción S.A. (Panamá)	—	99.99	99.99	99.99
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	79.94
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	32.02	67.97	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Forestal Nuestra Señora del Carmen S.A. (Ex - La Señora del Milagro S.R.L.) (Argentina)	10.00	89.99	99.99	99.99
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Paraná S.A. (Brazil)	7.82	92.17	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.99	99.99	99.99
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

	(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

	(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements; and

	(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

	(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii) Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous June 30,

June 30, 2007	127.61	3.2%
June 30, 2008	139.70	9.5%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous May 31,

May 31, 2007	126.43	2.9%
May 31, 2008	137.65	8.9%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii) Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$

June 30, 2007	18,624.17
June 30, 2008	20,252.71

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

	(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At June 30,
	2007 U.S.$ 1	2008 U.S.$ 1

Chilean peso (Ch$)	526.86	526.05
Euro	0.74	0.64
Argentine peso (Ar$)	3.09	3.03
Brazilian real (R$)	1.93	1.60
Unidad de Fomento (UF)	0.03	0.03

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended June 30,
	2007 ThU.S.$ Credit (Charge)	2008 ThU.S.$ Credit (Charge)

Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(482)	(1,436)
Property, plant and equipment, net	283	490
Inventories	—	—
Other assets and liabilities, net	12	383

Net effect on income	(187)	(563)

Price-level restatement of income statement accounts	(71)	(64)

Credit (charge) to income by CPI	(258)	(627)

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Period ended June 30,
	2007 ThU.S.$ Credit (Charge)	2008 ThU.S.$ Credit (Charge)

Assets restated by foreign currency
Trade accounts receivable	3,083	8,407
Other assets	13,644	16,987
Liabilities restated by foreign currency
Bank borrowings	(3,088)	(1,694)
Trade accounts payable	(1,243)	(345)
Dividends payable	(2,154)	17,832
Other liabilities	(7,971)	(26,032)

Net effect on income from foreign currency	2,271	15,155

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investments in money market funds are stated at market value based on period-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i) Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii) Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each year-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$1,453 thousand and U.S.$1,959 thousand for the period ended June 30, 2007 and 2008, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period or the life time of acquired assets.

Since January 2004, the lower and higher value of investments represent the difference between the acquisition value of the investment of the related business and the fair value of said investment as of the acquisition date, which is depreciated according to the expected return period of said investment.

The modifications to the fair value, higher and/or lower values are completed in a timeframe no longer than a year since the acquisition date.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period or the life time of acquired assets.

Since January 2004, the lower and higher value of investments represent the difference between the acquisition value of the investment of the related business and the fair value of said investment as of the acquisition date, which is depreciated according to the expected return period of said investment.

The modifications to the fair value, higher and/or lower values are completed in a timeframe no longer than a year since the acquisition date.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

	•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

	•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

	•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

	•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant year.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the periods ended June 30, 2008 and 2007, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

As of June 30, 2008, the Company’s investments in Argentina represented 7.3% of its consolidated assets, compared to 7.8% as of June 30, 2007.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no significant changes in accounting principles or presentation for the years covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, were as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Mutual fund units	157,263	179,406

Total marketable securities	157,263	179,406

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Trade accounts receivable	532,526	717,716
Allowance for doubtful accounts	(8,669)	(12,286)

Total trade accounts receivable	523,857	705,430

As of June 30, 2007 and 2008, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Finished goods (pulp)	59,515	89,965
Finished goods (timber and panels)	206,079	201,935
Work in progress	16,601	27,109
Sawlogs, pulpwood and chips	58,735	108,245
Raw material	80,343	86,618
Forests under exploitation	228,129	286,901
Pending imports	4,619	6,675
Other	25,936	38,625

Total inventories	679,957	846,073

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Buildings and other infrastructure	2,332	2,218
Machinery and equipment	185	152

Total increase in value due to technical revaluation of property, plant and equipment	2,517	2,370

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Depreciation of:
Property, plant and equipment (excluding land and forests)	119,591	118,083
Technical revaluation	73	73

Total	119,664	118,156

Accumulated depreciation was as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	2,319,490	2,528,692
Technical revaluation	65,323	65,470

Total	2,384,813	2,594,162

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Cost of forests	1,083,690	1,170,295
Commercial valuation increment	1,483,769	1,665,324

Total	2,567,459	2,835,619

7.	INVESTMENTS IN RELATED COMPANIES

a)	Effected Investments

On April 24, 2008 a contribution for a capital increase in Inversiones Puerto Coronel S.A. for an amount of US$2 million was made.

As of March 28, 2008, our subsidiary, Faplac S.A., completed the purchase of 20% participation in Grupo Savitar S.A. for US$2.3 million.

In accordance with Circular No. 1.697 of the Superintendencia de Valores y Seguros, the determination of the fair value of the purchase can eventually change through an analysis of the value of the acquired assets.

As of June 30, 2007, there are no investments to disclose.

b)	Received dividends

Dividends were received as of June 30, 2008 and 2007 according to the following detail:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Puerto de Lirquén S.A.	1,111	880
Dynea Brasil S.A.	—	2,500

Total	1,111	3,380

c)	Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

d)	Investments in Brazil

On September 27, 2007, our negotiations with Stora Enso Oyj, of Switzerland and Finland, concluded successfully, incorporating into our acquisitions the assets that Stora Enso Oyj had acquired from International Paper in Brazil.

A summary of the agreements reached and subscribed are as follows:

a)

Our Brazilian subsidiary Arauco Florestal S.A. acquired 80% of the shares of Stora Enso Arapoti Empreendimentos Agrícolas S.A., which owns 50,000 hectares of land, including plantations of 25,000 hectares of pine and 5,000 hectares of eucalyptus in the town of Arapoti, Paraná, Brazil;

b)

Our Brazilian subsidiary Placas do Paraná S.A. acquired 20% of the shares in Stora Enso Arapoti Industria de Papel S.A., which owns a paper producing plant with a production capacity of 205,000 tons of paper per year, also located in the town of Arapoti, Paraná in Brazil;

c)

Our Brazilian subsidiary Placas do Paraná S.A. acquired 100% of the shares or rights in Stora Enso Arapoti Serraria Ltda., which owns a sawmill with a production capacity of 150,000 m3/year, also in Arapoti, Paraná, Brazil.

The structure of the purchase and sale involved the payout on behalf of the purchasing companies of US$208,000,000, which was financed through the subsidiary’s own resources and bank credits contracted by Arauco.

d)	Others

On January 1st, 2007 Norwood S.A. was merged into the subsidiary Aserraderos Arauco S.A.

The investments in related companies at each period-end were as follows:

	As of June 30,
	Percentage Participation		Investment Value		Net income of investee
	2007%	2008%	2007 ThU.S.$	2008 ThU.S.$	2007 ThU.S.$	2008 ThU.S.$

Puerto de Lirquén S.A.	20.14	20.14	25,309	28,185	1,695	1,605
Inversiones Puerto Coronel S.A.	50.00	50.00	13,809	18,972	1,039	418
Servicios Corporativos Sercor S.A.	20.00	20.00	1,420	1,382	123	(8)
Eka Chile S.A.	50.00	50.00	26,724	29,643	489	(1,052)
Dynea Brasil S.A.	50.00	50.00	16,392	20,549	1,835	2,001
Genómica Forestal S.A.	0.00	25.00	—	2	—	—
Stora Enso Arapoti Industria de Papel S.A.	0.00	20.00	—	47,865	—	7,174
Savitar	0.00	20.00	—	2,353	—	—

Total			83,654	148,951	5,181	10,138

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Goodwill as of each period-end was as follows:

	As of June 30,

	2007		2008

	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$

Eka Chile S.A.	1,211	1,211	—	—
Southwoods-Arauco Lumber L.L.C.	150	150	—	—
Forestal Los Lagos S.A.	28	727	29	656
Norwood S.A.	13	1,007	7	270
Forestal Nuestra Señora del Carmen S.A. (ex - La Señora del Milagro S.R.L.)	52	2,030	57	2,115

Total goodwill	1,454	5,125	93	3,041

b)	Negative goodwill as of each period-end was as follows:

	As of June 30,

	2007		2008

	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$

Arauco Forest Brasil S.A. (ex -L.D. Forest Products S.A.)	2,033	57,406	2,152	53,268
Ecoresin S.A.	6	271	10	291
Ecoboard S.A.	10	148	5	99
Arauco Florestal Arapoti S.A. (*)	—	—	603	35,876

Total negative goodwill	2,049	57,825	2,770	89,534

(*)Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Recoverable taxes	19,541	22,265
Bond issue expenses	11,455	8,786
Discounts on bond issues	2,828	4,149
Forestry roads	10,629	9,127
Other	5,214	3,600

Total other non-current assets	49,667	47,927

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of period-end were as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Total outstanding	152,955	289,469
Principal outstanding	152,153	287,557
Weighted average annual interest rate	5.42	3.20

Current bank borrowings were denominated as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Obligations in foreign currency	152,802	289,443
Obligations in local currency	153	26

Total current bank borrowings	152,955	289,469

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Current portion of bonds	135,376	34,852
Current portion of other long-term liabilities	636	497
Trade accounts payable	250,799	245,368
Accounts and notes payable to related parties	5,668	11,175
Current provisions	52,196	50,237
Sundry accounts payable and other liabilities	68,222	55,626

Total	512,897	397,755

(b)	The percentages of these obligations in foreign and local currency, were as follows at period-end:

	As of June 30,
	2007%	2008%

Foreign currency	64.85	61.08
Local currency	35.15	38.92

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had five series of Yankee Bonds and one series of bonds sold pursuant to Rule 144A (the “Rule 144A Bonds”) outstanding as of June 30, 2008.

The balances of the bonds were as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Current
Yankee Bonds 1st Issue	100,292	–
Yankee Bonds 2nd Issue	4,834	4,834
Yankee Bonds 3rd Issue	8,749	8,749
Yankee Bonds 4th Issue	8,914	8,914
Yankee Bonds 5th Issue	7,304	7,304
Yankee Bonds 6th Issue	4,375	4,047
Rule 144 A Bonds	908	1,004

Total current (including accrued interest)	135,376	34,852

Long-term
Yankee Bonds 2nd Issue	225,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Yankee Bonds 6th Issue	400,000	370,000
Rule 144A Bonds	270,000	270,000

Total long-term	1,852,500	1,822,500

Less total accrued interest	35,376	34,852

Total principal outstanding	1,952,500	1,822,500

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Yankee Bonds 6th Issue	Rule 144A Bonds Issue

Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005	June 9, 2007

Authorized	12 years	12 years	10 years	10 years	10 years	10 years	10 years
Amount (nominal)	ThU.S.$100,000	ThU.S.$100,000	ThU.S.$300,000	ThU.S.$400,000	ThU.S.$300,000	ThU.S.$400,000	ThU.S.$270,000

20 years
ThU.S.$125,000

Authorized		12 years	10 years	10 years	10 years	10 years	10 years
Amount		ThU.S.$100,000	ThU.S.$270,500	ThU.S.$387,000	ThU.S.$300,000	ThU.S.$370,000	ThU.S.$270,000
(outstanding)		20 years
ThU.S.$125,000

Issue amount	12 years	12 years	10 years	10 years	10 years	10 years	10 years
	ThU.S.$100,000	ThU.S.$100,000	ThU.S.$300,000	ThU.S.$400,000	ThU.S.$300,000	ThU.S.$400,000	ThU.S.$270,000
20 years
ThU.S.$125,000

Amounts
Authorized	—	—	—	—	—	—	—
but not issued

Principal	December 2007	12 years	August 2010	September 2011	July 2013	April 2015	June 2017
Repayment		September 2009
20 years
September 2017

Interest rate	7.00%	12 years 7.20%	8.625%	7.75%	5.125%	5.625%	6.375%
(excluding effects		20 years 7.50%
of any interest rate
swap)

Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As of June 2008, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$

2008 (*)	34,852
2009	100,000
2010	270,500
2011	387,000
2013	300,000
2015	370,000
2017	395,000

Total	1,857,352

(*) This amount corresponds to accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a) Accrued liabilities were as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Accrual for staff vacations	10,573	13,459
Plant maintenance accrual	6,582	—
Standby letters of credit	429	1,258
Staff severance indemnities	1,762	2,539
Selling and other transportation costs provisions	4,764	4,556
Electrical expense provision	5,488	3,441
Staff salary and benefits	2,605	2,440
Forestry activity expenses	977	2,178
Pending monthly provisional payments	7,565	9,114
Chlorate Plant provision	1,726	—
Services and fees provision	2,470	3,151
Provision for trials	997	3,311
Other current liabilities	6,258	4,790

Total accrued liabilities	52,196	50,237

(b) Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Balance at beginning of period	23,380	30,362
Provision during the period	1,959	1,850
Payments during the period	(259)	(1,374)

Balance as of period-end	25,080	30,838

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Shown in the balance sheet as:
Current	1,762	2,539
Long-term	23,318	28,299

Total	25,080	30,838

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a) Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of June 30, 2007		As of June 30, 2008
Bank or financial institution	Denomination	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$

Tesoro Argentino (2)	U.S.$	278	849	—	567
Citigroup (Revolving Facility) (3)	U.S.$	240,000	1,561	80,000	161,407
Santander Overseas Bank Inc. (4)	U.S.$	8,400	2,715	6,000	2,616
BBVA New York (5)	U.S.$	—	—	240,000	1,391
Banco Alfa	R$	152	108	54	131
Banco Itau	R$	—	9,328	—	—
Banco Safra	R$	112	126	—	136
Banco Modal	R$	—	8,074	—	906
Banco Sampo	U.S.$	4,910	3,290	1,637	3,280
Banco ABN	U.S.$	485	988	—	489
International Finance Corporation	U.S.$	5,000	71	—	—
Banco Do Brasil	R$	432	2,287	—	3,626

Total long-term bank borrowings		259,769	29,397	327,691	174,549

The weighted average interest rates for long-term foreign currency-denominated debt for the periods ended June 30, 2007 and 2008 were 5.82% and 3.35%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on June 30, 2007 and 2008 was 5.39% and 3.10%, respectively.

(1)

Through the Company’s subsidiary Alto Paraná S.A., Arauco obtained a U.S.$250 million note from Argentine Collateral Trust I on June 13, 2001. Interest was payable semi-annually. The Company had guaranteed repayment of the notes which were paid off in 2007.

(2)

Arauco has a note payable to the Argentine Tesoro Nacional. The loan was initially obtained by Alto Paraná, a subsidiary of the Company acquired in 1997. The principal amount of the initial loan was U.S.$13 million, payable to Banco Nacional de Desarrollo, and was guaranteed by the Argentine government. The loan was refinanced when Banco Nacional de Desarrollo was taken over by the Argentine government. The note is due in annual installments with final payment due in 2008. Interest is payable semi-annually in arrears.

(3)

On August 3, 2004, the Company obtained a syndicated loan of U.S.$240 million with a group of banks led by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The syndicated loan is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes. The term of the syndicated loan is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(4)

The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi-annually payments, which begin on January 2, 2007.

(5)

On September 27, 2007, the Company entered into two syndicated loan agreements with Banco Bilbao Viscaya Argentaria S.A. for a principal amount of U.S.$150 million and U.S.$90 million, respectively. Each of the loans mature on March 27, 2016 and bear interest at a rate of LIBOR plus 0.2%. Interest is payable semi-annually.

(b) Debt distribution

As of June 30, 2007 and 2008, long-term bank borrowings, including both the current portion and interest accrued, were denominated in U.S. dollars and Brazilian reals.

(c) Maturity of long-term bank borrowings

As of June 30, 2008, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$

2009	82,891
2010	4,800
2011	24,000
2012	48,000
2013	48,000
2014 and thereafter	120,000

Total	327,691

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements June 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a) Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$67,354 thousand and U.S.$78,961 thousand for the periods ended June 30, 2007 and 2008, respectively. Furthermore, Arauco established provisions for U.S.$75 thousand as of June 30, 2007 and U.S.$61 thousand as of June 30, 2008, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Income tax	(67,354)	(78,961)
Adjustment to prior year’s tax expense	1,146	3,113
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(75)	(61)
Deferred income tax	(23,128)	(22,617)
Tributary benefit for tributary losses	—	—
Amortization of complementary accounts	(46)	(396)
Other charges and credits to the account	784	829

Total Income Tax	(88,673)	(98,093)

(b) Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of June 30, 2008 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$

Balance as of December 31, 2006	122,575	579	25,106
Balance as of December 31, 2007	207,899	42,962	23,100

Total	330,474	43,541	48,206

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c) Deferred taxation

As explained in note 1(h), as of June 30, 2007 and 2008 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of June 30, 2007

	Deferred tax assets		Deferred tax liabilities

	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$

Allowance for doubtful accounts	3,035	345	—	—
Deferred revenues	90	70	—	—
Accrual for staff vacations	1,550	—	—	—
Production costs	—	—	9,458	—
Value difference and property, plant and equipment depreciation	—	—	482	174,851
Capitalized expenses	—	—	9,367	20,568
Obsolescence reserve	1,358	223	—	—
Debt issue and project expenses	—	—	—	5,337
Staff severance indemnities	3,010	1,207	—	—
Tax loss carry-forwards	2,719	32,205	—	—
Property, plant and equipment valuation	—	560	—	8,537
Accrual for contingencies	447	1,396	—	—
Other	5,435	993	495	1,794
Plant maintenance accrual	680	—	—	—
Leasing assets	130	899	1,148	770
Sales provision	2,992	—	—	—

Total	21,446	37,898	20,950	211,857

Complementary accounts, net of accumulated amortization (1)	(2,719)	(38)	—	(6,616)
Valuation provision	—	—	—	—

Total	18,727	37,860	20,950	205,241

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c) Deferred taxation, continued

	As of June 30, 2008

	Deferred tax assets		Deferred tax liabilities

	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$

Allowance for doubtful accounts	3,699	336	—	—
Deferred revenues	215	55	—	—
Accrual for staff vacations	1,837	—	—	—
Production costs	—	—	13,531	24,444
Capitalized expenses	—	—	12,898	210,359
Value difference and property, plant and equipment depreciation	—	—	467	—
Staff severance indemnities	3,602	1,598	—	—
Debt issue and project expenses	—	—	—	3,687
Obsolescence reserve	2,022	83	—	—
Accrual for contingencies	1,159	1,421	—	—
Tax loss carry-forwards	2,800	31,563	—	—
Property, plant and equipment valuation	—	560	—	25,388
Other	6,836	620	682	822
Plant maintenance accrual	—	—	382	—
Leasing assets	451	894	1,315	1,842
Sales provision	3,413	—	—	—

Total	26,034	37,130	29,275	266,542

Complementary accounts, net of accumulated amortization (1)	(2,719)	(25)	—	(6,476)
Valuation provision	—	—	—	—

Total	23,315	37,105	29,275	260,066

(1) These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$77 thousand during the period ending June 30, 2007 and received forestry grants of U.S.$74 thousand during the period ending June 30, 2008.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

		At June 30,
	Currency	2007 ThU.S.$	2008 ThU.S.$

Assets
Current Assets:
Cash and banks	U.S.$	7,950	8,458
Cash and banks	Ch$	5,762	3,252
Cash and banks	Ar$	6,573	2,966
Cash and banks	R$	236	3,741
Cash and banks	Euro	4,579	4,386
Cash and banks	Mx$	1,431	822
Cash and banks	Other currencies	1,598	2,347
Time deposits and marketable securities	U.S.$	120,653	45,634
Time deposits and marketable securities	Ch$	4,120	45,551
Time deposits and marketable securities	R$	24,113	63,572
Time deposits and marketable securities	Euro	34,624	86,787
Time deposits and marketable securities	Ar$	6	3,019
Trade accounts receivable	U.S.$	427,288	587,457
Trade accounts receivable	Ch$	46,400	43,324
Trade accounts receivable	Ar$	7,199	13,017
Trade accounts receivable	R$	25,036	38,937
Trade accounts receivable	Euro	8,653	11,992
Trade accounts receivable	Mx$	4,768	4,507
Trade accounts receivable	Other currencies	4,513	6,196
Other accounts receivable	U.S.$	21,549	41,795
Other accounts receivable	Ch$	39,242	38,309
Other accounts receivable	Ar$	16,726	12,697
Other accounts receivable	R$	1,335	3,204
Other accounts receivable	Euro	6,594	1,318
Other accounts receivable	Mx$	1,222	1,339
Other accounts receivable	Other currencies	567	457
Inventories	U.S.$	671,026	830,290
Inventories	Ch$	8,931	15,783
Other current assets	U.S.$	118,633	138,000
Other current assets	Ch$	81,572	92,538
Other current assets	Ar$	20,794	9,008
Other current assets	R$	4,088	6,577
Other current assets	Mx$	1,152	4,736
Other current assets	Euro	119	275
Other current assets	Other currencies	938	1,438

Total current assets		1,729,990	2,173,729

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At June 30,
	Currency	2007 ThU.S.$	2008 ThU.S.$

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	6,117,594	6,544,897
Property, plant and equipment	Ch$	21,897	16,708
Other assets	U.S.$	56,779	90,296
Other assets	Ch$	10,040	9,819
Other assets	Ar$	24,842	18,745
Other assets	R$	990	2,596
Other assets	Mx$	43	61
Other assets	Other currencies	26	63

Total property, plant and equipment and other assets		6,232,211	6,683,185

Total assets		7,962,201	8,856,914

		At June 30,
	Currency	2007 ThU.S.$	2008 ThU.S.$

Liabilities

Current liabilities:
Current bank borrowings	U.S.$	152,802	289,443
Current bank borrowings	Ch$	153	26
Current portion of long-term bank borrowings	U.S.$	9,474	169,265
Current portion of long-term bank borrowings	R$	19,923	5,284
Current portion of bonds	U.S.$	135,376	34,852
Notes and trade accounts payable	U.S.$	77,812	119,703
Notes and trade accounts payable	Ch$	154,635	100,195
Notes and trade accounts payable	Euro	8,268	8,848
Notes and trade accounts payable	Mx$	2,014	1,158
Notes and trade accounts payable	Other currencies	123	970
Notes and trade accounts payable	R$	24	2,137
Notes and trade accounts payable	Ar$	7,923	12,357
Other current liabilities	U.S.$	15,606	21,601
Other current liabilities	Ch$	71,298	54,609
Other current liabilities	Euro	174	—
Other current liabilities	Other currencies	123	2
Other current liabilities	R$	24,424	24,952
Other current liabilities	Ar$	14,465	16,266
Other current liabilities	Mx$	632	105

Total current liabilities		695,249	861,773

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At June 30,
	Currency	2007 ThU.S.$	2008 ThU.S.$

Long-term liabilities:
Long-term bank borrowings	U.S.$	259,073	327,637
Long-term bank borrowings	R$	696	54
Bonds	U.S.$	1,852,500	1,822,500
Other long-term liabilities	U.S.$	25,214	46,762
Other long-term liabilities	Ch$	144,950	183,131
Other long-term liabilities	Other currencies	1	5
Other long-term liabilities	R$	52,528	53,202
Other long-term liabilities	Ar$	21,528	26,642
Other long-term liabilities	Mx$	125	—

Total long-term liabilities		2,356,615	2,459,933

Total liabilities		3,051,864	3,321,706

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

		As of June 30,
Company	Relationship	2007 ThU.S.$	2008 ThU.S.$	Transaction

(a) Current assets
Eka Chile S.A.	Affiliate	4,148	4,483	Accounts receivable
CMPC Maderas S.A.	Indirect	24	31	Accounts receivable
Dynea S.A.	Indirect	1,943	121	Accounts receivable
Stora Enso Arapoti Industria de Papel S.A.	Affiliate	—	7,428	Accounts receivable
Forestal Mininco S.A.	Indirect	—	372	Accounts receivable
Fundación Educacional Arauco	Affiliate	—	380

Total current assets		6,115	12,815

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	2,227	9,636	Accounts payable
Puerto de Lirquén S.A.	Affiliate	864	744	Accounts payable
Fantoni S.P.A.	Indirect	1,623	—	Accounts payable
Abastible S.A.	Indirect	235	341	Accounts payable
Servicios Corporativos Sercor S.A.	Indirect	8	18	Accounts payable
Sigma S.A.	Indirect	4	2	Accounts payable
Cía. Puerto de Coronel S.A.	Affiliate	333	372	Accounts payable
Fundación Educacional Arauco	Affiliate	62	—	Accounts payable
Cía. Sudamericana de Vapores S.A.	Indirect	294	43	Accounts payable
Entel S.A.	Indirect	11	12	Accounts payable
Depósitos Portuarios Lirquén S.A.	Indirect	—	2	Accounts payable
Forestal del Sur S.A.	Indirect	3	—	Accounts payable
Adm. Est. de Serv. Serco S.A.	Indirect	3	—	Accounts payable
CMPC Celulosa S.A.	Indirect	1	—	Accounts payable
Codelco Chile	Indirect	—	5	Accounts payable

Total current liabilities		5,668	11,175

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the periods ended June 30, 2007 and 2008, Arauco had the following related party transactions, higher than U.S.$200 thousand, that affected net income:

		Purchases (sales) Period ended June 30,
		2007 ThU.S.$	2008 ThU.S.$

(a)	Compañía de Petróleos de Chile Copec S.A.:
	Purchases of fuel	22,422	60,049
(b)	Puerto de Lirquén S.A.:
	Port services	3,635	4,560
(c)	Abastible S.A.:
	Purchases of fuel	1,742	2,075
(d)	Cía. Puerto de Coronel S.A:
	Stockpiling services	2,528	1,577
(e)	Portaluppi, Guzmán y Bezanilla Abogados:
	Legal advice	599	777
(f)	Eka Chile S.A.:
	Purchase of sodium chlorate	18,232	50,428
	Electricity sale	(10,135)	(42,087)
(g)	Forestal del Sur S.A.:
	Purchase of wood and timber	1,286	1,300
	Sales of chips	(2,698)	—
(h)	CMPC Celulosa S.A.:
	Sales timber	(463)	(368)
i)	Cía. Sud Americana de Vapores S.A.:
	Freight services	5,018	5,239
(j)	CMPC Maderas S.A.:
	Purchase timber	713	—
(k)	Dynea Brasil S.A.:
	Purchase of chemical products	15,112	20,453
	Purchase of melamine paper	8,927	10,494
	Services	(234)	(279)
	Other sales	(208)	(320)
(l)	Sodimac S.A.:
	Sales timber	(29,270)	(36,751)
	Other purchases	—	469

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

		Purchases (sales) Period ended June 30,
		2007 ThU.S.$	2008 ThU.S.$

(m)	Codelco Chile:
	Other purchases	436	768
(n)	Colbún S.A.:
	Sales of electricity	(1,683)	(3,934)
(o)	Stora Enso Industria de Papel S.A.:
	Sales Timber	—	(4,866)
(p)	Entel S.A.:
	Other purchases	303	309

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to the issuance of Rule 144A Bonds dated as of June 9th, 2007 for the amount of US$270,000,000 due in June 2017.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)

Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$60,265 at June 30, 2008) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

2)

Due to the emission of odors in the Valdivia Plant during July 2004, through Resolution 1775 of December 17, 2004 the Department of Health Service of Valdivia fined Arauco 1,000 Monthly Tax Paying Units (U.S.$67 thousand as of June 30, 2008), and established certain obligations to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution, before the First Civil Court of Valdivia, who by the Sentence dated September 2, 2006 rejected the claim. The Company subsequently appealed before the Appeals Court of Valdivia, which on June 4, 2007 resolved to partly accept the appeal, lowering the fine imposed to 200 Monthly Tax Paying Units.

However, the Health Service of Valdivia, (currently the Sanitary Authority), commenced a proceeding challenging the ruling, which must be decided by the Supreme Court. The matter is currently pending resolution.

3)

Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$54 thousand as of June 30, 2008), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

4)

Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$67 thousand as of June 30, 2008), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

5)

Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$94 thousand as of June 30, 2008). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress, through case No. 777-05

6)

Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso- denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$161 thousand at June 30, 2008). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

7)

Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility neither to the Company nor its employees for these events.

8)

On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia (Rol 746-2005). The Company filed its response that it is not responsible for the environmental damages and therefore the indemnification payments, as well as the claimed repairs, are inadmissible. The lawsuit is pending resolution.

9)

Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$321 thousand at June 30, 2008). The Company appealed to the 26th Civil Court of Santiago. The claim was denied according to a notification dated September 6, 2007. In virtue of that, the Company filed an appeal, which is currently pending resolution.

10)

On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project, but no charges have been presented against Arauco. As a result of the event, the Public Ministry of San José de la Mariquina is conducting an investigation, which was filed in Resolution FR No. 001861-2008 from Fiscalía Regional-Los Ríos.

11)

As a result of a complaint regarding odors perceived by some citizens of the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against the Valdivia Plant. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)

On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$67 thousand at June 30, 2008).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)

On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress.

We consider that the Resolution on Environmental Qualification is sufficiently funded and adjusted to current law. In management’s opinion, based on reports of the legal counsel, such appeals should be rejected.

2)

On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM (US$20 thousand at June 30, 2008). Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

3)

At the end of March 2006, several appeal claims were presented against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which were approved on February 20, 2006. The appeals were filed by individuals who participated in the development of the Environmental Impact Study, with the participation of other Chilean citizens. On May 31, 2006, the company informed the Executive Committee of the CONAMA about the appeals. The proceedings are currently in progress.

We consider that the Resolution on Environmental Qualification is sufficiently funded and adjusted to current law. In management’s opinion, based on reports of the legal counsel, such appeals should be rejected.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

4)

On December 27, 2006, a dispute was presented by relatives of Mr. Pablo Reyes Cerda, a former employee of a contracting company of the Nueva Aldea Forestry Industrial Complex, who died on November 24, 2006, relating to his alleged homicide. The State Prosecutor of Quirihue is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility neither to the Company nor its employees for these matters.

5)

In October of 2006, Mr. Héctor Manuel Rabanal Baeza filed charges with the corresponding Prosecutor for damages to private property. The complaint alleges damages were caused by operations of the Pulp Plant of the Forestry Industrial Complex of Nueva Aldea. The corresponding Prosecutor is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility neither to the Company nor its employees for these matters.

6)

According to the Inspection Records dated June 11, 2007, the Sanitary Authority requested that a Company representative present the files previously mentioned referring to an alleged event of odors occurring on the same date. The proceeding is currently ongoing.

7)

On March 9, 2007, Mr. Andrés Cáceres Lorca, in representation of don Eduardo Alberto Schwencke Balde and of the Hydro Power Company, submitted a claim for an alleged usurpation of the right to explore underground waters. The State Prosecutor of Quirihue is conducting the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility neither to the Company nor its employees for these matters.

8)

As of December 20, 2007, the Company has been notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer and against Celulosa Arauco and Constitución S.A., as the responsible subsidiary, and also directly against Arauco. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales as employer and against Celulosa Arauco and Constitución S.A., as responsible subsidiary, and directly against Arauco.

The complaints requests that all the plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of the event which took place in December of 2005, referenced in item C.2 above.

Notified of said complaints, the Company opposed on the basis of lack of jurisdiction, and answered the principal complaints, claiming that they are invalid for failure to state a claim. Also, the Company responded to the secondary complaints directly against the Company, requesting them to be rejected for lacking any merit. The matter is currently proceeding.

9)

On January 29, 2008, the Company received notice of another complaint by a former employee, Fernando Vargas Llanos, requesting indemnification for damages for alleged damages suffered in virtue of the event that took place in December 2005, referred in item C.2 above. The complaint is directed against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and Celulosa Arauco y Constitución S.A.

The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005, referenced in item C.2 above.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Notified of said complaint, the Company opposed on the basis of lack of jurisdiction, and answered the complaint claiming that they are invalid for failure to state a claim. The matter is currently proceeding.

10)

On June 9, 2008, the Company was notified of a complaint brought by Mr. Ramon Patricio Valverde Prats, in representation of Mr. Juan Carlos Rozas Alvarado, against Echeverría Izquierdo Montajes Industriales S.A., Mr. Rozas’s former employer, and the Company.

The complaint requests that Mr. Rozas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005, referenced in item C.2 above.

The Company is currently within the time period allowed to respond to the complaint.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)

On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines. In the opinion of the management, based on the reports of its legal counsel and the factual information available to us, this complaint lacks merit.

2)

Through Inspection Act No. 1118, dated June 6, 2008, a representative of the Company was requested to make an appearance before the Sanitary Authority regarding a sanitary proceeding involving the delivery by the Company of reports related to TRS gases.

On June 17, 2008, the Company presented its responses and the matter is pending resolution.

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Pulp Plant of Licancel:

1)

By the Inspection Act No. 3851 dated June 5, 2007 the Sanitary Authority of the Maule Region initiated a Sanitary Indictment regarding the death of fish in the Mataquito River detected on June 5, 2007 that was attributed to spilling of industrial liquids from the Licancel Pulp Plant. The Company presented its responses at the Licantén Office of the Health SEREMI of the Maule Region dated June 12, 2007. On December 5, 2007, through Exempt Resolution No. 7292, the above-mentioned proceeding was concluded without any sanctions issued against the Company under such resolution.

2)

The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Louders Channel and the Mataquito River, the creation of chip movement in the collection area and movement of these to such patio since it would result in an infraction to the current operational prohibitions.

Responses were presented on June 22, 2007, date of the citation, and date on which investigations were also conducted resulting in the need for new factual declarations.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Through a resolution dated August 20, 2007, the company was fined 2,000 UTM. The Company presented an appeal to the same authority, which was rejected on October 11, 2007. The resolution to the Sanitary Authority was the subject of a claim presented to the 4th Civil Court of Talca, dated October 31, 2007, which is still pending.

3)

Sanitary Indictment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, environment or workers health. The Company presented its responses but on July 13 the Health SEREMI imposed a fine for 1000 UTM (US$67 thousand at June 30, 2008) and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition recourse to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007. A judicial claim was filed on October 1, 2007, and matter is currently pending resolution. In any case, the Health SEREMI of the Maule Region lifted the functioning ban (Resolution Nº 6860 dated October 22, 2007).

4)

Pursuant to Resolution N° 1828 dated June 13, 2007, the Sanitary Services Superintendent initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828.

Arauco presented its respective responses dated as of July 17, 2007. However, by Resolution N° 2589 of August 28, 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA (US$80 thousand as of June 30, 2008) for not following the applicable emission norms and with a fine of 1,000 UTA (US$804 thousand as of June 30, 2008) for risking the health of the population. This last sanctioned was appealed before the Court of Santiago and the matter is currently still pending resolution.

5)

The Public Ministry initiated an investigation related to the death of fish above-mentioned, to which complaints presented by both public and private entities were accumulated. The investigation is being led by part of the prosecutor’s office of Licanten (Ruc 0700427552-1). The investigation is still pending.

6)

According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. Pursuant to this, the Company was requested to present their responses regarding the sanitary indictment, which was done on July 20, 2007. The matter is still pending.

7)

On September 7, 2007, the State Defense Council presented a complaint against the Company for reparations of environmental damages and indemnifications of damages to the Fourth Civil Tribunal of Talca (Rol 322-2007). After the Company was notified, the parties agreed to suspend the proceeding for ninety business days, which was approved by the tribunal on December 21, 2007. On May 16, 2008, the suspension was lifted and the matter is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

8)

On April 8, 2008 through Resolution Nº 1340, the Superintendence of Sanitary Services initiated an administrative proceeding against the Company regarding lack of compliance with the conditions imposed by the Environmental Qualification Resolution Nº308 of 2006, specifically items 4.1 and 10, allowing the Company ten days to refute the charges in the resolution.

On April 23, 2008, the company formulated the evidence to refute the charges and requested the establishment of a probation period. The matter is currently pending resolution.

9)

Through Inspection Act No. 1160, dated August 3, 2007, a representative of the Company was requested to make an appearance before the Sanitary Authority regarding a sanitary proceeding involving the Company’s procedure for transporting dangerous waste.

On August 16, 2007, the Company presented its responses and the matter is pending resolution.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Other contingencies

a)

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$51,781 thousand (U.S.$98 thousand) and have been recorded in the consolidated financial statements.

b)

On October 8, 2007 the Administracion Federal de Ingresos Públicos (“AFIP”) notified the subsidiary Alto Paraná S.A. the commencement of an administrative process (“court-initiated proceedings”), where the deductibility to the Income Tax, certain expenses, interests and exchange gains or losses generated by Private Negotiable Obligations that were issued by the Company in 2001 and precanceled in 2007 for a sum of US$250 million are being questioned.

On December 14, 2007, the AFIP notified Alto Paraná S.A. that it rejected the subsidiary’s position and proceeded to demand the income, within fifteen business days, of the calculated differences in the Income Taxes for the financial years 2002, 2003 and 2004 for the sum of US$55,227 thousand in principal and the rest as back interest and penalty fines.

Based on the opinion of the legal counsel and according to the analysis and evaluation of the grounds of the claim, of the applicable norm and the existing judicial precedents, the Company considers that there are solid grounds that credit the legitimacy of it going forward in the determination of its tributary charge, ending up hopeful that the fiscal claim is revoked by the jurisdictional court. For such reasons we have not included a provision for this concept.

As of June 30, 2008, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Restrictions

a)

Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;
(ii) consolidated net worth must not be less than U.S.$2,500 million; and
(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with Rule 144A, must comply with the following ratios:

(i) the total financial liabilities (excluding Rule 144A debt) must not be greater than 65% of its shareholders’ equity plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with Rule 144A cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of June 30, 2008.

b)

An agreement of Wood Supply and Future Land Purchases entered into by Celulosa Arauco y Constitución S.A. and a contract of Forestry Administration entered into by certain of Arauco’s forestry subsidiaries, both with the Fondo de Inversión Bío Bío, pursuant to which Arauco is subject to the following minimum financial restrictions. Failure to meet these restrictions could result in the purchase in advance of future obligations.

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;
(ii) consolidated net worth must not be less than U.S.$2,500 million; and
(iii) the interest coverage ratio must not be less than 2.0.

Pursuant to the agreement of Wood Supply between Arauco and the Fondo de Inversiones Bio Bio, Arauco would be required to advance the future purchases of wood (in part or entirely, depending on the situation) if the Fondo Bío Bío, in the event of “Significant Adverse Event”, as defined by the agreement, cannot meet its financial obligations with its own resources.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended June 30, 2007 and 2008 are as follows:

June 30, 2007	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$

Balance as of December 31, 2006	347,551	5,625	1,631,736	2,317,030	(89,758)	619,421	4,831,605
Prior year income allocation	—	—	—	619,421	—	(619,421)	—
Dividend paid	—	—	—	(260,231)	89,758	—	(170,473)
Forestry reserve	—	—	(88,111)	—	—	—	(88,111)
Forestry reserve of consolidated subsidiaries	—	—	(850)	—	—	—	(850)
Conversion adjustment related to subsidiaries	—	—	2,191	—	—	—	2,191
Adjustment of previous year related to subsidiaries	—	—	—	(22,241)	—	—	(22,241)
Interim dividends	—	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	346,269	346,269

Balance as of June 30, 2007	347,551	5,625	1,544,966	2,653,979	—	346,269	4,898,390

June 30, 2008	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$

Balance as of December 31, 2007	347,551	5,625	1,820,426	2,653,426	(108,896)	695,665	5,413,797
Prior year income allocation	—	—	—	695,665	—	(695,665)	—
Dividend paid	—	—	—	(323,781)	108,896	—	—
Forestry reserve	—	—		—	—	—	(214,885)
Forestry reserve of consolidated subsidiaries	—	—	(83,081)	—	—	—	(83,081)
Conversion adjustment related to subsidiaries	—	—	(1,079)	—	—	—	(1,079)
Adjustment of the previous year related to affiliate	—	—	(2,461)	—	—	—	(2,461)
Adjustment of the previous year related to subsidiaries	—	—	—	—	—	—	—
Provisory dividends	—	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	354,224	354,224

Balance as of June 30, 2008	347,551	5,625	1,733,805	3,025,310	—	354,224	5,466,515

The number of shares authorized, issued and outstanding as of June 30, 2007 and 2008 was 113,152,446.
The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Indemnity for forests acquired	2,556	—
Reimbursement of customs duties	2,600	2,994
Rental income	628	1,023
Insurance recoveries	388	200
Sale of materials and others	117	702
Utility other sales	938	1,332
Provision excess previous year	—	631
Fines interests readjustments	20	424
Land expropriation	75	419
Other income	1,826	2,543

Total other non-operating income	9,148	10,268

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Other depreciation and amortization	400	750
Write-off of damaged forest	2,246	757
Donations	373	66
Project expenses	1,131	594
Provision for uncollectible accounts receivable	229	4,086
Legal expenses	114	1,609
Taxes	1,706	1,757
Services and honoraries	405	1,535
Fine, readjustment and interests	330	27
Indemnities	8	846
Loss in fix assets sales	121	363
Sales expenses adjustment for previous year	1,545	—
Mill stoppage	991	261
Other expenses	2,496	2,823

Total other non-operating expenses	12,095	15,474

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Alto Paraná S.A.	170	131
Forestal Arauco S.A.	1,840	1,929
Forestal Cholguán S.A.	5,083	5,390
Controladora de Plagas Forestales S.A.	172	178
Forestal Los Lagos S.A.	4,838	5,715
Flooring S.A.	(156)	—
Arauco Florestal Arapoti S.A.	—	55,350

Total	11,947	68,693

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of June 30,
	2007 ThU.S.$	2008 ThU.S.$

Alto Paraná S.A.	(6)	6
Forestal Arauco S.A.	(24)	6
Forestal Cholguán S.A.	(80)	(56)
Controladora de Plagas Forestales S.A.	16	20
Forestal Los Lagos S.A.	59	(30)
Flooring S.A.	266	—
Arauco Florestal Arapoti S.A.	—	(2,286)

Total	231	(2,340)

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the periods ended June 30, 2007 and 2008, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

From other administrative authorities

1)

As a result of a complaint regarding odors perceived by a group of citizens in the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against Planta Valdivia. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

2)

According to the Inspection Act of June 11 2007, the Sanitary Authority requested a representative of the Nueva Aldea Plant of the Company with the purpose of presenting the files referring to an alleged event of odors that occurred on the same date. The matter is pending final resolution.

3)

By the Inspection Act Nº 3851 dated as of June 5, 2007 the Sanitary Authority of the Maule Region initiated a sanitary Indictment regarding the death of fish in the Mataquito River detected on June 5, 2007 that was attributed to spilling of industrial liquids from the Licancel Plant. The Company presented its responses at the Licantén Office of the Health SEREMI of the Maule Region dated June 12, 2007. The matter is currently pending.

4)

The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Lourdes Channel and the Mataquito River, the creation of chip movement in the wood yard and movement of these to such wood yard which would result in an infraction to the current operational prohibitions.

Requested to present responses, these were presented on June 22, date of the citation, in which also research was completed and new antecedents were required.

Through a resolution dated August 20, 2007, the company was fined 2,000 UTM. The Company presented an appeal to the same authority, which was rejected on October 11, 2007. The resolution to the Sanitary Authority was the subject of a claim presented to the 4th Civil Court of Talca, dated October 31, 2007, which is still pending.

5)

Sanitary Indictment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process. The Company presented its responses but on July 13 the Health SEREMI imposed a fine for 1,000 UTM and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition resource to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007, for which a judicial appeal was filed on October 1st. the appeal is currently pending resolution. The Health SEREMI of the Maule Region lifted the functioning ban (Resolution Nº 6860 dated October 22, 2007).

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

6)

Pursuant to Resolution N° 1828 dated June 13, 2007, the Superintendent of Sanitary Services initiated an administrative sanctioning process against the Company regarding the exceeding of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828. The respective responses were presented on July 17. However, through resolution 2589 of August 28 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA for not following the applicable emission norms and with a fine of 1,000 UTA for risking the health of the population. This last sanction was appealed before the Court of Santiago and the matter is currently pending resolution.

7)

According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. As a result of the above referenced, the Company was summoned to present their discharges in a sanitary proceeding, which they did in July 20, 2007. The matter is pending.

8)

Pursuant to resolution Nº 705/8063, notified to the Company on April 12, 2007, the Communal Labor Inspection of Constitución applied a fine of 140 UTM for an infraction to the Labor Code. The fine was appealed to the Labor Court of Talca and the proceeding is currently in progress.

9)

On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM. Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

10)

Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project. The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 UTM for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300).

The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

11)

Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valdivia’s Department of Health Services resolved to fine Arauco 1,000 UTM and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia, who by definite sentence dated September 2, 2006 rejected the claim, and it was appealed to the Valdivia Court of Appeals. On June 4, 2007, the latter court resolved to partially accept the appeal, thus reducing the fine to a final amount of 200 UTM.

However, the Health Service of Valdivia, now known as the Sanitary Authority, deduced a recourse, which shall be decided by the Supreme Court.

12)

Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM, Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

13)

Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. Rol 785-2005, which is currently under process of notification.

14)

Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005. Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM. Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress under the Civil Court of Puerto Montt.

15)

Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTA. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

16)

Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA. The Company presented a challenge to the decision before the 26th Civil Court of Santiago. The Court rejected the Company’s claim, according to the judgment of September 6, 2007. As a result, the Company appealed the decision, which is still pending resolution.

17)

On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

18)

On April 8, 2008 through Resolution Nº 1340, the Superintendency of Sanitary Services initiated an administrative proceeding against the Company regarding lack of compliance with the conditions imposed by the Environmental Qualification Resolution Nº308 of 2006, specifically items 4.1 and 10, allowing the Company ten days to refute the charges in the resolution.

On April 23, 2008, the company formulated the evidence to refute the charges and requested the establishment of a probation period. The matter is currently pending resolution.

19)

Through resolution Nº 1114 dated June 30, 2005, the Superintendency of Electricity and Fuel applied a fine of 70 UTA to Arauco Generation S.A., for the interruption of electricity that affected the Central Intercommunication System on November 7, 2003. This fine is being appealed to said Superintendency.

20)

The Commission of Electricity and Fuels, in Exempt Resolution No. 809 dated April 27, 2004, a fine of 70 UTA on Arauco Generación S.A. in its capacity as a member company of the Load Economic Dispatch Center – Central Interconnected System, for not coordinating to preserve the safety of the electric system, as found in the Central Interconnected System’s investigation of the general failure that occurred on January 13, 2002. The fine is currently being appealed.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the periods ended June 30, 2007 and 2008 were U.S.$1,168 thousand and U.S.$1,334 thousand respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each period are shown below.

	As June 30,
	2007 ThU.S.$	2008 ThU.S.$

Underwriters commission	5,475	4,495
Stamp tax	4,076	3,099
Repayment of bonds	1,993	1,519
Legal advice	1,767	1,516
Printing costs	80	62
Risk evaluation	300	262
Other	316	258
Financial consultancy	276	243

Total bond issue costs	14,283	11,454

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow

Fixed assets investment	U.S.$	1.57 million	2008
		7.40 million	2009
Pulp mill Investment project	U.S.$	80.80 million	2008
		49.10 million	2009
		4.50 million	2010
		2.10 million	2011
Contribution to capital of Inversiones Puerto Coronel S.A., a related company	U.S.$	6.00 million	2008

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended June 30, 2008.

• Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$38 million (U.S.$60.3 million in 2007). Estimated future cost: U.S.$37 million (U.S.$54 million in 2007).

•

Payment related to the construction of ducts for the discharge of effluents in the Nueva Aldea Plant, the Valdivia Plant and the Constitución Plant. Spent: U.S.$19 million (US$21.4 million in 2007). Estimated future cost: US$4.6 million (U.S.$18.6 in 2007).

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
June 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

27.	ENVIRONMENTAL, continued

•

Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$3 million (U.S.$690 thousand in 2007). Estimated future cost: U.S.$6 million (U.S.$600thousand in 2007).

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and June 30, 2008 these subsidiaries paid U.S.$240 thousand (U.S.$222 thousand in 2007) in relation to the system and anticipate that an additional U.S.$496 thousand (U.S.$243 thousand in 2007) will be spent.

28.	SUBSEQUENT EVENTS

No event has occurred since June 30, 2008 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Matías Domeyko C.
Chief Controller Officer	Chief Executive Officer

Celulosa Arauco y Constitución S.A. in brief

Arauco is a group of industrial, forestry and commercial companies owned by the chilean corporation Celulosa Arauco y Constitución S.A.

In Chile, Arauco owns the country’s largest area of forest plantations, mostly of radiata pine and eucalyptus. It also owns forest plantations in Argentina, Brazil and Uruguay.

Arauco has an annual production capacity of 3 million tonnes of Kraft pulp, 2.6 million m3 of wood panels, 3.4 million m3 of sawn timber and 463 thousand m3 of remanufactured wood products.

Its wide international reach is the result of sustained industrial growth and a significant increase in its product lines which has been the hallmark of Arauco’s growth in recent years.

KEY FIGURES

US$ Million	Q2 2007	Q1 2008	Q2 2008	Q2/08 vs Q2/07	Q2/08 vs Q1/08	1H 2007	1 H 2008	1 H 2008 vs 1 H 2007

Sales	885	956	1.009	13,9%	5,5%	1.689	1.965	16,4%
Gross Profit	414	426	448	8,2%	5,1%	799	874	9,4%
Operating income	266	252	255	-3,9%	1,4%	510	507	-0,6%
EBITDA (1)	352	342	351	-0,1%	2,7%	680	693	2,0%
Net income	181	187	167	-8,1%	-11,0%	346	354	2,3%

CAPEX	131	125	120	-8,3%	-3,9%	320	245	-23,5%

Net Financial Debt	2.216	2.226	2.360	6,5%	6,0%	2.216	2.360	6,5%
Capitalization (2)	7.328	8.145	8.116	10,7%	-0,4%	7.328	8.116	10,7%

EBITDA Margin	39,7%	35,8%	34,8%			40,3%	35,3%

ROCE	11,5%	9,9%	9,8%			11,1%	9,8%

(1) EBITDA = Operating Income + Depreciation + Stumpage
(2) Capitalization = Financial Debt + Equity (includes Forestry Reserve)

Conference Call
August 19, 2008, at 3:00 pm Eastern Time (New York)/ 3:00 pm Santiago Time Please Dial: (1) (973) 935-8893 Conference ID: 60039738

2	3	7	8	9	10
Summary	Consolidated Income Statement Analysis	Consolidated Balance Sheet Analysis	Key Ratios	Second Quarter Events	Financial Statements

Interim Review | Q208 Results	August 11th, 2008

Summary of Second Quarter 2008 Results

Q2 2008 vs. Q2 2007 review:

•

Arauco’s consolidated sales reached U.S.$1,009 million during the second quarter of 2008, an increase of 13.9% over the U.S.$885 million obtained in the second quarter of 2007. The increase in consolidated sales is the result of a strong increase in sales of pulp and panels. The increase in all these products is the result of both, higher sales volumes and prices.

•

During the second quarter of 2008 consolidated EBITDA reached U.S.$351 million, very similar to the U.S.$352 million EBITDA reached during the same period of 2007. This stable EBITDA was mainly due to a lower EBITDA from the Pulp and Forestry Division, partially offset by a higher EBITDA from the Panels Division.

•

Arauco’s net consolidated income for the second quarter of 2008 reached U.S.$167 million, a decrease of 8.1% compared to the U.S.$181 million obtained in the second quarter of the previous year. This decrease is the result of a lower Operating Income and to Foreign Exchange Losses in 2008 compared to Foreign Exchange Gains during the second quarter of 2007.

•

Capital expenditures during the second quarter of 2008 reached U.S.$120 million, a 8.3% decrease compared to the U.S.$131 million expended during the second quarter of 2007. The lower Capex when compared to the second quarter of 2007 is the result of a decrease in the Panels Division’s Capex explained by the end of construction of the second line of plywood at the Nueva Aldea Panel mill, together with a lower Forestry Division’s Capex explained by lower purchases of forest from Forestal Río Grande.

Q2 2008 vs. Q1 2008 review:

•

Arauco’s consolidated sales increased by 5.5% during the second quarter of 2008 compared to the U.S.$956 million reached in the first quarter of 2008. This increase is the result of higher sales of pulp, panels and sawn timber.

•

Arauco’s consolidated EBITDA increased by 2.7% from the U.S.$342 reached during the first quarter of 2008. This higher EBITDA is mainly explained by an increase of 17.1% and 6.6% in the EBITDA of the Forestry and Panels Divisions respectively, partially offset by a decrease of 1.6% in the Pulp Division’s EBITDA.

•

Net consolidated income for the second quarter of 2008 decreased by 11.0% compared to the US$187 million obtained during the first quarter of 2008. This decrease in net income was mainly due to a Foreign Exchange Loss in the second quarter of 2008.

•

Capital expenditures during the second quarter of 2008 reached U.S.$120 million, 3.9% lower than the first quarter of 2008. This decrease in CAPEX is mainly explained by a lower Pulp Division’s Capex of 7.4%, followed by a decrease in the Panels Division’s Capex of 18.4%.

EBITDA (US$ MM) & EBITDA Margin (%) by Quarter	Operating Income by Quarter US$ Million

Interest Coverage Ratio (EBITDA / Net Interest)	Capex by Quarter US$ Million

2

Interim Review | Q208 Results	August 11th, 2008

CONSOLIDATED INCOME STATEMENT ANALYSIS

Arauco revenue summary, Q2 2007 – Q2 2008

Arauco Quarterly Sales (U.S. $ million)	Q2/07	Q3/07	Q4/07	Q1/08	Q2/08

Pulp Division	440	429	475	443	526
Sawn Timber Division	184	206	206	184	191
Panels Division	193	224	242	236	248
Forestry Division	21	20	26	31	17
Other	47	6	53	62	26

Total	885	885	1.002	956	1.009

Arauco’s consolidated sales for the second quarter of 2008 reached U.S.$1,009 million, an increase of 13.9% over the U.S.$885 million obtained in the second quarter of 2007 (Figure 1). This growth in consolidated sales is mainly explained by a strong increase in sales of pulp and panels.

Compared to the U.S.$956 million obtained in the first quarter of 2008, consolidated sales were 5.5% higher during the second quarter of 2008. This increase was result of higher sales of pulp, panels and sawn timber, partially offset by a decrease in sales of energy due to lower spot market prices. (Figure 2)

The breakdown of sales by product for the second quarter of 2008 is presented in Figure 3.

Pulp Division Sales

Pulp sales reached U.S.$526 million during the second quarter of 2008, a 19.7% increase compared to the same quarter of the previous year. This growth is mainly explained by higher average prices of 9.7% and to a 9.1% increase in sales volume. The higher average prices reached during the quarter when compared to the second quarter of 2007 are the result of a better global pulp market scenario. In terms of sales volume, the growth is mainly explained by the additional production that came from the Nueva Aldea Mill, which operated at full capacity during the quarter, compared to the same period of last year, when it was under its ramp-up process, and to the additional production that came from the Licancel Mill, which was stopped for six months starting from May of 2007.

Compared to the U.S.$443 million sold during the first quarter of 2008, pulp sales increased by 18.9%. This growth was mainly due to higher sales volume of 16.7% explained by the regularization of the container shipments after a tight shipment market during the first quarter of 2008. Average prices increased by 1.9% compared to the first quarter of 2008.

During the second quarter of 2008 the global pulp market remained firm, especially in the short fiber market. The fundamentals of this scenario are explained by the demand coming from China as well as supply restrictions faced by some short fiber producers. However, during the last part of the quarter, the market has shown some signs of weakening as a consequence of high levels of inventories in hands of paper producers and to an over supply of paper in some markets.

FIG. 1 Sales by Product Q2/2007 - Q2/2008 US$ Million FIG. 2 Sales by Product Q1/2008 - Q2/2008 US$ Million

3

Interim Review | Q208 Results	August 11th, 2008

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sawn Timber Division Sales

During the second quarter of 2008 sales of sawn timber and remanufactured wood products reached U.S.$191 million, a growth of 3.7% when compared to the same period of 2007. This positive effect is mainly due to an increase in sales volume of 3.1%, followed by higher average prices of 0.6%. The increase in sales volume is mainly explained by a change in the product mix which means higher sales of sawn timber and lower sales of remanufactured wood products as a consequence of a strengthening of some of our markets for sawn timber.

Despite this improvement in sales, the housing industry crisis in the US will keep affecting this division in the next months. There is a high stock of unsold houses in the US, which will not allow a recuperation of the market during the rest of the year.

Compared to the U.S.$184 million sold during the first quarter of 2008, sawn timber sales increased by 3.7%. This increase was mainly due to higher sales volume and average prices of 3.3% and 0.4% respectively. The increase in sales volume was mainly due to higher sales of central board to Asia and the Middle East.

FIG. 3 Sales by Product Second Quarter 2008

During the second quarter of this year the market has shown a greater availability of sawn timber, especially in Europe. The Asian Market is more balanced in terms of supply and demand, allowing price increases.

Panels Division Sales

During the second quarter of 2008, sales of panels reached U.S.$248 million, experimenting a growth of 28.5% when compared to the second quarter of 2007. This increase in sales was mainly due to higher average prices of 27.1%, together with higher sales volume of 1.1%. The increase in prices is the result of better average prices for all our products when compared to the second quarter of 2007, especially better prices for HB, PBO and Plywood. Despite the US Housing Crisis problems, Arauco has been able to increase prices of plywood in this market due to the characteristics of its products and to a lower availability of plywood explained by the closure of mills in that region.

Compared to the U.S.$236 million sold during first quarter of 2008, panels sales increased by 5.2%. This increase is mainly explained by higher average prices of 11.2%, partially offset by lower sales volume of 5.3%. The increase in prices came from higher prices of plywood due to a better demand in the markets in which we participate, and to higher prices of MDF mouldings explained by a lower supply availability of MDF and Finger Joint mouldings in the US. In terms of sales volume, the decrease is mainly explained by lower volumes of PBO sold in Argentina as a result of logistics problems associated to the agricultural strikes that faced this country during the quarter and to unusual high sales during the first quarter due to the decision to increase inventories of some of our clients. Another reason for this decrease is the fact that at the beginning of the first quarter of 2008 Arauco had higher levels of inventories of MDF in Brazil which was in turn translated into higher levels of sales volume of that product during the quarter when compared to the second quarter of 2008.

Operating Income

Arauco’s Operating Income for the second quarter of 2008 reached U.S.$ 255 million, decreasing 3.9% from the U.S.$ 266 million obtained in the second quarter of 2007. This negative effect is mainly explained by higher costs of wood, chemicals and freight costs, partially offset by higher sales of pulp (19.7%) panels (28.5%) and sawn timber (3.7%). The explanation for the increase in the cost of wood is an 11% appreciation of the Chilean peso (average exchange rate for the quarter), together with higher levels of inflation and higher costs of fuel.

Compared to the U.S.$ 252 million obtained in the first quarter of 2008, Operating Income experimented an increase of 1.4%. This positive effect is mainly due to higher Consolidated Sales of 5.5%, partially offset by an increase in Cost of Sales of 5.8%. The increase in Consolidated Sales is the result of higher sales of pulp (18.9%), panels (5.2%), and sawn timber (3.7%). In term of costs, the increase in costs mainly came from higher maintenance and freight costs.

4

Interim Review | Q208 Results	August 11th, 2008

CONSOLIDATED INCOME STATEMENT ANALYSIS

Net Income

Net Income for the second quarter of 2008 reached U.S.$ 167 million (Figure 4), a decrease of 8.1% compared to the U.S.$ 181 million obtained in the second quarter of the previous year. This decrease in Net Income is the result of a 3.9% decrease in Operating Income and to a Foreign Exchange Loss during the quarter produced by a depreciation of the Chilean peso that negatively affected the assets that were registered in this currency. This decrease in Net Income was partially offset by a higher Income on investments in related companies due to an increase in the income that came from the 20% stake that Arauco holds on the Stora Enso Paper Mill in Brazil, and by a decrease in Interest Expenses of 6.5%.

Compared to the U.S.$ 187 million obtained in the first quarter of 2008, Consolidated Net Income decreased by 11.0% (Figure 5). This negative effect in Consolidated Net Income is mainly explained by a Foreign Exchange Loss during the quarter that was produced by a depreciation of the Chilean peso which negatively affected the assets that were registered in this currency as compared to a Foreign Exchange Gain during first quarter of 2008 when the peso appreciated against the US dollar. This decrease in Net Income was partially offset by an increase in Income on investments in related companies.

EBITDA

Consolidated EBITDA for the second quarter of 2008 reached U.S.$351 million, very similar to the U.S.$352 million for the same period of 2007 (Figure 6). This stable EBITDA is principally due to a lower Pulp, Forestry and Sawn Timber Divisions’ EBITDA, which decreased by 5.4%, 8.5% and 12.8% respectively, partially offset by a higher EBITDA from the Panels Division which grew by 30.0%. The increase in the EBITDA of the Panels Division is mainly explained by higher average prices of our main products. In terms of pulp, the decrease in the EBITDA is mainly explained by higher costs of chemicals and wood.

FIG. 4 Net Income Q2/2007 - Q2/2008 US$ Million FIG. 5 Net Income Q1/2008 - Q2/2008 US$ Million

Consolidated EBITDA for this quarter was 2.7% higher than the U.S.$342 million EBITDA for the previous quarter (Figure 7). The explanation for this effect is an increase of 17.1% and 6.6% in the EBITDA of the Forestry and Panels Divisions respectively, partially offset by a decrease of 1.6% in the Pulp Division’s EBITDA. The higher Forestry EBITDA is the result of better sales prices of pulpwood due to an increase in transfer prices to other divisions. In the case of Panels, the increase in EBITDA mainly came from higher average prices. The decrease in the EBITDA of the Pulp Division is the result of higher costs of chemicals and wood costs (mainly explained by an increase in the internal transfer prices of pulpwood) in addition to a lower EBITDA generated by the sale of electricity due to a decrease of spot prices in the market.

FIG. 6 EBITDA by Division Q2/2007 - Q2/2008 US$ Million	FIG. 7 EBITDA by Division Q1/2008 - Q2/2008 US$ Million

5

Interim Review | Q208 Results	August 11th, 2008

CONSOLIDATED INCOME STATEMENT ANALYSIS

Production

Compared to the second quarter of 2007, production volume during this quarter increased by 7.2% in panels and by 4.5% in pulp. Sawn timber production increased by 0.9%. (Figure 8)

The increase in production of pulp is mainly explained by the normal operation of the Nueva Aldea Mill which was under the final stage of its ramp-up process during the second quarter of 2007 and by higher production at the Licancel Mill which was stopped for six months starting from May of 2007. In the case of panels, the increase in production came from the additional volume of plywood produced by the second line of the Nueva Aldea Plywood Mill.

Compared to the previous quarter, production of sawn timber and panels increased by 4.4% and 2.2% respectively. In the case of pulp, production decreased by 0.8%.

The increase in production of sawn timber is mainly explained by additional days of production during the second quarter of 2008 when compared to the first quarter of 2008. In the case of panels, the higher production is explained by the ramp-up process of the second line at the Nueva Aldea Plywood Mill. Pulp production decreased due to the scheduled annual maintenance at the Valdivia and Arauco I mills during the second quarter of 2008.

FIG. 8

Production Volume

6

Interim Review | Q208 Results	August 11th, 2008

CONSOLIDATED BALANCE SHEET ANALYSIS

Assets

Current Assets reached U.S.$ 2,174 million as of June 30, 2008, a 25.6% increase compared to the second quarter of 2007. This growth is the result of an increase in Account Receivables, followed by higher Inventories and Marketable Securities respectively.

Compared to the U.S.$ 2,194 million for the first quarter of 2008, Current Assets decreased by 0.9%. The decrease in Current Assets is mainly explained by lower Marketable Securities and Recoverable Taxes, partially offset by an increase in Account Receivables.

Fixed Assets reached U.S.$ 6,562 million as of June 30, 2008, a 6.9% increase compared to the second quarter of 2007. This increase in Fixed Assets was the result of a growth in Forests explained by the forestry acquisitions in Brazil during the second semester of 2007, and to the forestry valuation which is adjusted at the end of every year. This increase in Fixed Assets is also explained by an increase in Machinery and Equipment due to the completion of the second line at the Nueva Aldea Plywood Mill and to an increase in Land explained by the forestry acquisition in Brazil.

Fixed assets decreased by 0.7% during the second quarter of 2008 compared to the U.S.$ 6,607 million reached at the end of the first quarter of 2008.

FINANCIAL DEBT

 Liabilities

Total Current Liabilities reached U.S.$ 862 million during the second quarter of 2008, an increase of 24.0% compared to the U.S.$ 695 million for the second quarter of 2007. This increase is mainly explained by an increase in Short-term debt due to higher pre-export financings and by a higher level of Short-term portion of Long-term debt due to the movement from Long-term debt of U.S.$ 160 million of a Syndicated Loan.

Compared to the U.S.$ 828 million for the first quarter of 2008, Current Liabilities increased by 4.1%. This increase is mainly explained by an increase in Short-term debt due to higher pre-export financings, partially offset by lower Accounts payable.

Long Term Liabilities reached U.S.$ 2,460 million at the end of the second quarter of 2008, an increase of 4.4% compared to the U.S.$2,357 million for the second quarter of 2007. This growth in Long Term Liabilities was due to an increase in Long-term bank borrowings explained by the signing of a U.S.$ 240 million bilateral loan in October of 2007.

Compared to the previous quarter, Long-Term Liabilities remained stable.

US$ million	Q2 2007	Q1 2008	Q2 2008

Short term Debt	153,0	215,8	289,5
Short-term portion of long-term debt	164,8	202,5	209,4
Long term financial debt	2.112,3	2.151,9	2.150,2

TOTAL FINANCIAL DEBT	2.430,0	2.570,1	2.649,1

Cash & equivalents	214,4	343,8	289,4

NET FINANCIAL DEBT	2.215,6	2.226,3	2.359,6
FIG. 9 Long Term Debt Amortization US$ Million

Shareholders Equity

Arauco’s Shareholders’ Equity grew 11.6% from U.S.$4.9 billion at the end of the second quarter of 2007 to U.S.$5.5 billion at the end of the second quarter of 2008. This growth is the result of an increase of 12.6% in Retained Earnings and a growth of 12.2% in Other Reserves, due to the increase in the forestry valuation which is adjusted at the end of every year.

Compared to the first quarter of 2008 Shareholders’ Equity decreased by 1.9% explained by the payment of dividends in May of 2008, partially offset by an increase in Retained Earnings due to the net income reached during the second quarter of 2008.

7

Interim Review | Q208 Results	August 11th, 2008

Main Financial Ratios of Arauco:

FINANCIAL RATIOS

	Q2/07		Q1/08		Q2/08

Profitability
Gross margin	46,8%		44,5%		44,4%
Operating margin	30,0%		26,3%		25,3%
EBITDA margin	39,7%		35,8%		34,8%
ROA (EBIT / Average Total Assets)	13,4%		11,5%		11,5%
ROCE (EBIT (1 - tax rate) / Average Total Capitalization)	11,5%		9,9%		9,8%
ROE (Net Income / Average Equity)	14,8%		13,6%		12,1%

Leverage
Interest Coverage Ratio (EBITDA / Net Interest)	8,4	x	9,0	x	9,5	x
Interest Coverage Ratio (EBITDA / Gross Interest)	7,4	x	8,0	x	7,9	x
Average Net Financial Debt / EBITDA	1,6	x	1,6	x	1,7	x
Total financial debt / Total Capitalization	33,2%		31,6%		32,6%
Net financial debt / Total Capitalization	30,2%		27,3%		29,1%
Total financial debt / Equity	49,6%		46,1%		48,5%
Net financial debt / Equity	45,2%		39,9%		43,2%

Key Exchange Rates for the U.S. Dollar (closing rate)
	Q2/07	Q3/07	Q4/07	Q1/08	Q2/08

One U.S. Dollar is

CLP	526,9	511,2	496,9	437,7	526,1
ARS	3,09	3,15	3,15	3,17	3,02
BRL	1,93	1,83	1,78	1,76	1,60
EUR	1,35	1,43	1,46	1,58	1,58

8

Interim Review | Q208 Results	August 11th, 2008

Second Quarter Events

In May of 2008, The University of Chile presented the conclusions of the study requested by CONAF, under direction of Ramsar, in order to develop a Conceptual Ecosystem Model for the Carlos Anwandter’s Wetland and concluded, in its second progress report, that the disappearance of the “luchecillo” was likely related to natural causes.

As part of the environmental resolution that modified the Valdivia Mill environmental permit, the COREMA of the Tenth Region of Chile asked the National Forestry Corporation (CONAF) to elaborate an Integral Environmental Management Plan for the wetland, which was completed in 2006. The plan concluded that there was a need to develop a Conceptual Ecosystem Model for the wetland. CONAF selected the Science Faculty of the University of Chile to conduct this study.

The study indicated in its second progress report that the disappearance of the “luchecillo,” a water weed that was an important food source of black-necked swans, was likely related to natural causes. Specifically, the study proposed that the disappearance of the “luchecillo” was caused by the convergence of three factors in May 2004: (i) low levels of precipitation, (ii) low levels of water flow in the rivers and the wetland and (iii) three instances in which temperatures reached zero degrees Celsius or lower. According to the study, the simultaneous occurrence of these factors was likely responsible for the disappearance of the “luchecillo” which, in turn, lead to the death and migration of the swans.

In May of 2008, Arauco together with other Chilean forestry companies, two universities and Fundación Chile, created Bioenercel S.A., a technological consortium which objective is to apply to the InnovaChile tender of CORFO for the development of second generation bio-fuels through forestry biomass.

The consortium is composed by Celulosa Arauco, CMPC, Masisa and the University of Concepción with a participation of 20% each; the Catholic University of Valparaiso with a 13%; and Fundación Chile with a 7%. The objective of Bioenercel is to develop technologies that will allow the introduction of second generation bio-fuels to the national energy matrix. There is a national necessity to explore the possibility to produce second generation bio-fuels and Arauco has not only the raw material, but also the possibility to contribute in the R&D process.

Initially, two process of biomass conversion into bio-fuels are going to be evaluated: the biotechnological transformation and the thermo-chemical transformation. The first is conducted for the production of bio-ethanol and the second, for the production of bio-oil.

In June of 2008, the Valdivia Pulp Mill reached its authorized annual production capacity

In June, 2008, the Valdivia Mill reached its authorized annual production capacity of 550,000 Adt/year. The mill gradually increased its production in a term of 4 months, starting from March 2008.

Subsequent Events

In July of 2008, Arauco presented an Impact Study Declaration for the construction of a cogeneration plant (U.S.$ 105 million Capex) through the use of forestry biomass in Constitución, Chile.

Arauco is planning the construction of a new cogeneration plant with total capacity of 41 MW in the area of Viñales, Constitución. This plant will allow Arauco to increase the surplus that it has in terms of energy, increasing its supply to the national energy grid (SIC).

Today, Arauco’s contribution to the SIC is about 160 MW, contribution that will increase in 32 MW with this new cogeneration unit, which is equivalent to the double of the electric consumption of the city of Constitución.

A higher efficiency, clean energy, lower costs and the possibility to change the energy matrix of the country are some of the strengths that offer the energy cogeneration through forestry biomass.

The Viñales Project will be under the Clean Development Mechanism of the Kyoto Protocol.

9

Interim Review | Q208 Results	August 11th, 2008

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	1H 2007	1H 2008

Net Sales	1.688,7	1.964,9
Cost of sales	-889,8	-1.091,1

Gross profit	799,0	873,8

Selling and administrative expenses	-288,5	-366,5

Operating income	510,4	507,3

Interest Income	11,5	12,2
Income on investments in related companies	5,2	11,2
Other non operating income	9,1	10,3
Loss on investments in related companies	0,0	-1,1
Goodwill Amortization	-1,5	-0,1
Interest expense	-92,1	-87,0
Other non operating expenses	-12,1	-15,5
Price-level restatement	-0,3	-0,6
Foreign exchange gains (losses)	2,3	15,2

Non-operating income	-77,8	-55,4

Income before taxes and extraordinary items	432,7	451,9

Income taxes	-88,7	-98,1
Extraordinary Items	0,0	0,0

Income before minority interest and negative goodwill amortization	344,0	353,8

Minority interest	0,2	-2,3

Net income after minority interest	344,2	351,5

Negative goodwill amortization	2,0	2,8

Net income for the period	346,3	354,2

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

10

Interim Review | Q208 Results	August 11th, 2008

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

US$ Million	30/06/2007	30/06/2008

Cash & cash equivalents	214,4	289,4
Account receivables	523,9	705,4
Inventories	680,0	846,1
Other current assets	311,7	332,8

Total Current Assets	1.730,0	2.173,7

Land	529,6	643,7
Forest	2.567,5	2.835,6
Buildings and other infrastructure	1.993,6	2.097,6
Machinery and equipment	2.843,0	2.961,6
Other Fixed Assets	590,7	617,3
Accumulated Depreciation	-2.384,8	-2.594,2

Total Fixed Assets	6.139,5	6.561,6

Total Other Assets	92,7	121,6

TOTAL ASSETS	7.962,2	8.856,9

Short-term debt	153,0	289,5
Short-term portion of Long-term debt	164,8	209,4
Accounts payable	250,8	245,4
Other current liabilities	126,7	117,5

Total Current Liabilities	695,2	861,8

Long-term bank borrowings	259,8	327,7
Long-term bonds	1.852,5	1.822,5
Other long term liabilities	244,3	309,7

Total Long Term Liabilities	2.356,6	2.459,9

Minority Interest	11,9	68,7

Total Shareholder’s Equity	4.898,4	5.466,5

TOTAL LIABILITES & SHAREHOLDER’S EQUITY	7.962,2	8.856,9

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

11

Interim Review | Q208 Results	August 11th, 2008

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	1H 2007	1H 2008

Net income (loss) for the period	346,3	354,2
Results on sales of assets	0,1	0,4
Depreciation	119,7	118,2
Charges (credits) to income not affecting cash flow	40,1	31,7
Changes in assets, affecting cash flow	-50,7	-209,7
Changes in liabilities, affecting cash flow	66,1	50,7
Profit (loss) of minority interest	-0,2	2,3

Net cash provided by (used in) operating ativities	521,4	347,8

Debt issuance	834,1	459,8
Debt repayment	-832,1	-342,4
Dividends Paid	-172,5	-197,1
Others	-5,2	0,0

Net cash provided by (used in) financing activities	-175,6	-79,7

Capital Expenditures	-320,4	-245,0
Other investment cash flow	-0,3	0,9

Net cash provided by (used in) investing activities	-320,8	-244,1

Total positive (negative) cash flow of the period	25,0	24,0

Effect of inflation on cash and cash equivalents	5,2	-1,8

Net increase (decrease) in cash and cash equivalents	30,1	22,2

Cash and cash equivalents at beginning of the period	184,3	267,2

Cash and cash equivalents at end of the period	214,4	289,4

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

For further information, please contact:

Felipe Hartwig	Maria José Ibaceta
felipe.hartwig@arauco.cl	mariajose.ibaceta@arauco.cl
Phone: (56-2) 461 7494	Phone: (56-2) 461 7283

Fax: (56-2) 461 75 41

12

Interim Review | Q208 Results	August 11th, 2008

www.arauco.cl
DISCLAIMER

Figures for the Arauco’s operations in Chile and its consolidated international operations were prepared in accordance with Chilean generally accepted accounting principles (Chilean GAAP).

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S.$” are to United States dollars.

Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

This report is unaudited.

13

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	September 5, 2008	By: /s/ MATIAS DOMEYKO C.
Name: Matías Domeyko Cassel
Title: Chief Executive Officer